ATARA BIOTHERAPEUTICS, INC.

701 Gateway Boulevard, Suite 200

South San Francisco, CA 94080

November 10, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Atara Biotherapeutics, Inc.
Registration Statement on Form S-3 (File No. 333-207876)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-207876) filed with the Securities and Exchange Commission by Atara Biotherapeutics, Inc. on November 9, 2015 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement immediately following the calculation of the registration fee:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.”

Sincerely,

ATARA BIOTHERAPEUTICS, INC.

By:	/s/ Heather D. Turner
Heather D. Turner
Vice President, General Counsel and Secretary

cc:	Kenneth L. Guernsey, Cooley LLP
Jodie M. Bourdet, Cooley LLP